UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2025

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

October 29, 2025
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS THIRD QUARTER 2025 RESULTS
Financial and Production Highlights
•Delivered first full quarter of safe, reliable operations at newly acquired Beaumont and Natgasoline plants, producing 239,000 tonnes and 222,000 tonnes (Methanex share) of methanol respectively. Beaumont also produced 88,000 tonnes of ammonia in the third quarter.
•Adjusted EBITDA of $191 million, Adjusted net income of $5 million, and net loss attributable to Methanex shareholders of $7 million in the third quarter. Our average realized price in the third quarter was $345 per tonne compared to $374 per tonne in the second quarter of 2025.
•Production in the third quarter was 2,212,000 tonnes compared to 1,621,000 tonnes in the second quarter of 2025 due to the addition of production from Beaumont and Natgasoline combined with higher production from Geismar, Medicine Hat, and New Zealand. Higher production from the third quarter is expected to result in higher sales of produced product in the fourth quarter of 2025.
•Chile I operated at full rates throughout the Southern Hemisphere winter months marking the first time the plant has done so in over ten years. Chile IV successfully completed a planned turnaround and returned to operations at the start of October with increased gas availability from Argentina.
•Generated $184 million in cash from operations and repaid $125 million of our Term Loan A in line with our goal to de-lever the balance sheet.
•In the third quarter, $14.3 million was returned to shareholders through regular dividends. We ended the third quarter with $413 million in cash.
VANCOUVER, BRITISH COLUMBIA - For the third quarter of 2025, Methanex (TSX:MX) (NASDAQ:MEOH) reported net loss attributable to Methanex shareholders of $7 million ($0.09 net loss per common share on a diluted basis) compared to net income of $64 million ($0.93 net income per common share on a diluted basis) in the second quarter of 2025. Adjusted EBITDA for the third quarter of 2025 was $191 million and Adjusted net income was $5 million ($0.06 Adjusted net income per common share). This compares with Adjusted EBITDA of $183 million and Adjusted net income of $66 million ($0.97 Adjusted net income per common share) for the second quarter of 2025.
Rich Sumner, President & CEO of Methanex, said, "This quarter marked a significant milestone as we successfully completed the first full quarter of operations at our newly acquired Beaumont plant and joint venture Natgasoline. Both facilities have been operating safely and reliably since the acquisition and the integration of the new operations into our business is progressing well and according to plan. We are focused on the reliable and cost efficient operation of our assets and supply chain to navigate the current macro uncertainty and create long-term value for shareholders."
METHANEX CORPORATION 2025 THIRD QUARTER NEWS RELEASE                             PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the third quarter of 2025. It is not a complete source of information for readers and is not in any way a substitute for reading the third quarter 2025 Management’s Discussion and Analysis ("MD&A") dated October 29, 2025 and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2025, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2025 are also available on the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	2,212	1,621	1,347	5,452	4,490
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,891	1,528	1,378	5,122	4,639
Purchased methanol	488	451	987	1,321	2,560
Commission sales	97	154	258	383	706
Total methanol sales volume	2,476	2,133	2,623	6,826	7,905

Methanex average non-discounted posted price ($ per tonne) [2]	578	605	519	606	496
Average realized price ($ per tonne) [3]	345	374	356	373	350

Revenue	927	797	935	2,620	2,771
Net income (loss) (attributable to Methanex shareholders)	(7)	64	31	169	119
Adjusted net income [4]	5	66	82	159	168
Adjusted EBITDA [4]	191	183	216	622	540
Cash flows from operating activities	184	277	210	776	456

Basic net income (loss) per common share	(0.09)	0.95	0.46	2.38	1.77
Diluted net income (loss) per common share	(0.09)	0.93	0.35	2.21	1.62
Adjusted net income per common share [4]	0.06	0.97	1.21	2.23	2.48

Common share information (millions of shares)
Weighted average number of common shares	77	68	67	71	67
Diluted weighted average number of common shares	77	68	68	71	68
Number of common shares outstanding, end of period	77	77	67	77	67
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by total methanol sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as methanol revenue divided by the total methanol sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 16 of our third quarter MD&A dated October 29, 2025 for a description of each non-GAAP measure.

METHANEX CORPORATION 2025 THIRD QUARTER NEWS RELEASE                             PAGE 2

•A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Net income (loss) attributable to Methanex shareholders	$(7)	$64	$31	$169	$119
Mark-to-market impact of share-based compensation	13	(7)	(18)	(26)	(20)
Depreciation and amortization	111	102	99	319	295
Finance costs	61	51	28	163	83
Finance income and other expenses	(3)	(8)	(42)	(16)	(49)
Income tax expense	4	3	11	43	21
Asset impairment charge	—	—	125	—	125
Earnings of associates adjustment	34	3	14	41	41
Non-controlling interests adjustment	(22)	(25)	(32)	(71)	(75)
Adjusted EBITDA	$191	$183	$216	$622	$540

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Net income (loss) attributable to Methanex shareholders	$(7)	$64	$31	$169	$119
Mark-to-market impact of share-based compensation, net of tax	11	(4)	(15)	(19)	(17)
Mark-to-market impact of gas contract revaluations, net of tax	1	6	(24)	9	(24)
Asset impairment charge, net of tax	—	—	90	—	90
Adjusted net income	$5	$66	$82	$159	$168
Diluted weighted average shares outstanding (millions)	77	68	68	71	68
Adjusted net income per common share	$0.06	$0.97	$1.21	$2.23	$2.48

•We recorded net loss attributable to Methanex shareholders of $7 million in the third quarter of 2025 compared to net income of $64 million in the second quarter of 2025. Net income in the third quarter of 2025 was lower compared to the prior quarter primarily due to a lower average realized price, the mark-to-market impact of share based compensation, lower New Zealand gas sale net proceeds, higher depreciation and higher finance costs, partially offset by higher sales of produced product.
•We sold 2,476,000 tonnes of methanol in the third quarter of 2025 compared to 2,133,000 tonnes of methanol in the second quarter of 2025. Sales of Methanex-produced methanol were 1,891,000 tonnes in the third quarter of 2025 compared to 1,528,000 tonnes in the second quarter of 2025.
•Production of methanol for the third quarter of 2025 was 2,212,000 tonnes compared to 1,621,000 tonnes for the second quarter of 2025. Production was higher in the third quarter of 2025 compared to the second quarter of 2025 due to new production contribution from Beaumont and Natgasoline, following the close of our acquisition of OCI Global's international methanol business ("OCI Acquisition"). This was combined with higher production from Geismar, Medicine Hat, and New Zealand. Higher production from the third quarter is expected to result in higher sales of produced product in the fourth quarter of 2025.
•In the third quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $14.3 million and repaid $125 million of the outstanding Term Loan A.
•At September 30, 2025, we had a strong liquidity position including a cash balance of $413 million. We also have access to a $600 million revolving credit facility.

METHANEX CORPORATION 2025 THIRD QUARTER NEWS RELEASE                             PAGE 3

PRODUCTION HIGHLIGHTS

	Q3 2025		Q2 2025	Q3 2024	YTD Q3 2025	YTD Q3 2024
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
USA
Geismar	1,000	931	829	605	2,377	1,690
Beaumont [2]	228	239	11	—	250	—
Natgasoline (50% interest) [2]	213	222	10	—	232	—
Chile	425	224	295	173	948	793
Trinidad [3]	215	203	216	262	556	751
New Zealand [4]	215	123	53	72	336	527
Egypt (50% interest)	158	130	124	93	390	305
Canada (Medicine Hat)	140	140	83	142	363	424
Total Methanol Production	2,594	2,212	1,621	1,347	5,452	4,490
Beaumont Ammonia [5]	85	88	4	—	92	—
Total Production	2,679	2,300	1,625	1,347	5,544	4,490
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The annual operating capacity of the Beaumont and Natgasoline facilities are 910,000 tonnes and 850,000 tonnes (50% interest), respectively. The actual production for Q2 2025 reflects 4 days of ownership.
3The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. Refer to the Trinidad section below.
4The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.
5The annual operating capacity of Beaumont ammonia facility is 340,000 tonnes. The actual production for Q2 2025 reflects 4 days of ownership.

Key production and operational highlights during the third quarter include:
United States
Geismar produced 931,000 tonnes in the third quarter of 2025 compared to 829,000 tonnes in the second quarter of 2025. Production was higher in the third quarter as all Geismar plants were running from early July onwards and the second quarter was impacted by an unplanned outage.

Beaumont produced 239,000 tonnes of methanol and 88,000 tonnes of ammonia in the third quarter compared to 11,000 tonnes of methanol and 4,000 tonnes of ammonia in the four days of operation in the second quarter. The Natgasoline plant produced 222,000 tonnes of methanol (Methanex share) in the third quarter compared to 10,000 tonnes of methanol (Methanex share) in the four days of operation in the second quarter. Both plants have been operating safely and at high rates since acquisition.
Chile
Chile produced 224,000 tonnes in the third quarter of 2025 compared to 295,000 tonnes in the second quarter of 2025. Third quarter production was lower than the second quarter primarily due to the seasonal reduction in gas supply from Argentina during the Southern Hemisphere winter. The Chile I plant operated at full rates for the whole quarter for the first time in more than ten years. Chile IV successfully completed a planned turnaround during the quarter and returned to operations at the start of October with increased gas availability from Argentina, which we believe will allow both plants to operate at full rates through to April 2026. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year-round. While seasonality in production is expected to continue, we are seeing generally positive developments in natural gas availability.
METHANEX CORPORATION 2025 THIRD QUARTER NEWS RELEASE                             PAGE 4

Trinidad
In Trinidad, the Titan plant produced 203,000 tonnes in the third quarter of 2025 compared to the 216,000 tonnes in the second quarter of 2025.
New Zealand
New Zealand produced 123,000 tonnes in the third quarter of 2025 compared to 53,000 tonnes in the second quarter of 2025. Third quarter production increased compared to the second quarter with Motunui II operating for the full period. The plant restarted in early July after the completion of a short-term commercial agreement to redirect contracted natural gas to the New Zealand electricity market. Future production will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support New Zealand’s energy needs. Gas supply availability in New Zealand continues to be challenged and we continue to work with our gas suppliers and the government to sustain our operations in the country.
Egypt
Egypt produced 260,000 tonnes (Methanex interest - 130,000 tonnes) in the third quarter of 2025 compared to 248,000 tonnes (Methanex interest - 124,000 tonnes) in the second quarter of 2025. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports and seasonal demand fluctuations. We are monitoring the gas market closely and may experience some curtailments, particularly in the summer months, depending on gas supply and demand dynamics. The plant returned to full rates at the start of September.
Canada
Medicine Hat produced 140,000 tonnes in the third quarter of 2025 compared to 83,000 tonnes in the second quarter of 2025. After completing a planned turnaround in the second quarter, the Medicine Hat facility has been operating at full rates.
Outlook
We expect our 2025 production, inclusive of our newly acquired assets, to be approximately 8.0 million tonnes (Methanex interest), of which 7.8 million tonnes are methanol and 0.2 million tonnes are ammonia. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

In the fourth quarter of 2025, we expect meaningfully higher Adjusted EBITDA compared to the third quarter, with higher produced sales combined with a slightly lower average realized price. Based on our October and November posted prices we expect that our average realized price range will be approximately $335 to $345 per tonne for these two months.

METHANEX CORPORATION 2025 THIRD QUARTER NEWS RELEASE                             PAGE 5

CONFERENCE CALL
A conference call is scheduled for October 30, 2025 at 11:00 am ET (8:00 am PT) to review these third quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (647) 932-3411, or toll free at (800) 715-9871. The conference ID for the call is #2019292. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to customers globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This third quarter 2025 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the third quarter 2025 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
Throughout this document, the Company has used the terms Adjusted EBITDA, Adjusted net income, and Adjusted net income per common share. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt and New Zealand gas contract revaluation and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 16 of the Company's MD&A for the period ended September 30, 2025 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
-end-

For further information, contact:
Jessica Wood-Rupp
Director, Corporate Development and Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2025 THIRD QUARTER NEWS RELEASE                             PAGE 6

Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada
M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

3
Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025
At October 28, 2025 the Company had 77,339,520 common shares issued and outstanding and stock options exercisable for 1,336,707 additional common shares.

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

This Third Quarter 2025 Management’s Discussion and Analysis dated October 29, 2025 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended September 30, 2025 as well as the 2024 Annual Consolidated Financial Statements and MD&A included in the Methanex 2024 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2024 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	2,212	1,621	1,347	5,452	4,490
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,891	1,528	1,378	5,122	4,639
Purchased methanol	488	451	987	1,321	2,560
Commission sales	97	154	258	383	706
Total methanol sales volume	2,476	2,133	2,623	6,826	7,905

Methanex average non-discounted posted price ($ per tonne) [2]	578	605	519	606	496
Average realized price ($ per tonne) [3]	345	374	356	373	350

Revenue	927	797	935	2,620	2,771
Net income (loss) (attributable to Methanex shareholders)	(7)	64	31	169	119
Adjusted net income [4]	5	66	82	159	168
Adjusted EBITDA [4]	191	183	216	622	540
Cash flows from operating activities	184	277	210	776	456

Basic net income (loss) per common share	(0.09)	0.95	0.46	2.38	1.77
Diluted net income (loss) per common share	(0.09)	0.93	0.35	2.21	1.62
Adjusted net income per common share [4]	0.06	0.97	1.21	2.23	2.48

Common share information (millions of shares)
Weighted average number of common shares	77	68	67	71	67
Diluted weighted average number of common shares	77	68	68	71	68
Number of common shares outstanding, end of period	77	77	67	77	67
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by total methanol sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as methanol revenue divided by the total methanol sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 16 for a description of each non-GAAP measure.

METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Net income (loss) attributable to Methanex shareholders	$(7)	$64	$31	$169	$119
Mark-to-market impact of share-based compensation, net of tax	11	(4)	(15)	(19)	(17)
Mark-to-market impact of gas contract revaluations, net of tax	1	6	(24)	9	(24)
Asset impairment charge, net of tax	—	—	90	—	90
Adjusted net income [1]	$5	$66	$82	$159	$168
Diluted weighted average shares outstanding (millions)	77	68	68	71	68
Adjusted net income per common share [1]	$0.06	$0.97	$1.21	$2.23	$2.48
1     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 16 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net loss attributable to Methanex shareholders of $7 million in the third quarter of 2025 compared to net income of $64 million in the second quarter of 2025. Net income in the third quarter of 2025 was lower compared to the prior quarter primarily due to a lower average realized price, the mark-to-market impact of share based compensation, lower New Zealand gas sale net proceeds, higher depreciation and higher finance costs, partially offset by higher sales of produced product.
▪We sold 2,476,000 tonnes of methanol in the third quarter of 2025 compared to 2,133,000 tonnes of methanol in the second quarter of 2025. Sales of Methanex-produced methanol were 1,891,000 tonnes in the third quarter of 2025 compared to 1,528,000 tonnes in the second quarter of 2025. Refer to the Supply/Demand Fundamentals section on page 12 of the MD&A for more information.
▪Production of methanol for the third quarter of 2025 was 2,212,000 tonnes compared to 1,621,000 tonnes for the second quarter of 2025. Production was higher in the third quarter of 2025 compared to the second quarter of 2025 due to new production contribution from Beaumont and Natgasoline, following the close of our acquisition of OCI Global's international methanol business ("OCI Acquisition"). This was combined with higher production from Geismar, Medicine Hat, and New Zealand. Higher production from the third quarter is expected to result in higher sales of produced product in the fourth quarter of 2025. Refer to the Production Highlights section on page 4 of the MD&A.
▪In the third quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $14.3 million and repaid $125 million of the outstanding Term Loan A.
▪At September 30, 2025, we had a strong liquidity position including a cash balance of $413 million. We also have access to a $600 million revolving credit facility.
▪We delivered our first full quarter of safe, reliable operations at newly acquired Beaumont and Natgasoline plants, producing 239,000 tonnes and 222,000 tonnes (Methanex share) of methanol respectively. Beaumont also produced 88,000 tonnes of ammonia in the third quarter.
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION HIGHLIGHTS

	Q3 2025		Q2 2025	Q3 2024	YTD Q3 2025	YTD Q3 2024
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
USA
Geismar	1,000	931	829	605	2,377	1,690
Beaumont [2]	228	239	11	—	250	—
Natgasoline (50% interest) [2]	213	222	10	—	232	—
Chile	425	224	295	173	948	793
Trinidad [3]	215	203	216	262	556	751
New Zealand [4]	215	123	53	72	336	527
Egypt (50% interest)	158	130	124	93	390	305
Canada (Medicine Hat)	140	140	83	142	363	424
Total Methanol Production	2,594	2,212	1,621	1,347	5,452	4,490
Beaumont Ammonia [5]	85	88	4	—	92	—
Total Production	2,679	2,300	1,625	1,347	5,544	4,490
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2 The annual operating capacity of the Beaumont and Natgasoline facilities are 910,000 tonnes and 850,000 tonnes (50% interest), respectively. The actual production for Q2 2025 reflects 4 days of ownership.
3The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. Refer to the Trinidad section below.
4The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.
5The annual operating capacity of Beaumont ammonia facility is 340,000 tonnes. The actual production for Q2 2025 reflects 4 days of ownership.
Key production and operational highlights during the third quarter include:
United States
Geismar produced 931,000 tonnes in the third quarter of 2025 compared to 829,000 tonnes in the second quarter of 2025. Production was higher in the third quarter as all Geismar plants were running from early July onwards and the second quarter was impacted by an unplanned outage.

Beaumont produced 239,000 tonnes of methanol and 88,000 tonnes of ammonia in the third quarter compared to 11,000 tonnes of methanol and 4,000 tonnes of ammonia in the four days of operation in the second quarter. The Natgasoline plant produced 222,000 tonnes of methanol (Methanex share) in the third quarter compared to 10,000 tonnes of methanol (Methanex share) in the four days of operation in the second quarter. Both plants have been operating safely and at high rates since acquisition.
Chile
Chile produced 224,000 tonnes in the third quarter of 2025 compared to 295,000 tonnes in the second quarter of 2025. Third quarter production was lower than the second quarter primarily due to the seasonal reduction in gas supply from Argentina during the Southern Hemisphere winter. The Chile I plant operated at full rates for the whole quarter for the first time in more than ten years. Chile IV successfully completed a planned turnaround during the quarter and returned to operations at the start of October with increased gas availability from Argentina, which we believe will allow both plants to operate at full rates through to April 2026. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year-round. While seasonality in production is expected to continue, we are seeing generally positive developments in natural gas availability.

METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Trinidad
In Trinidad, the Titan plant produced 203,000 tonnes in the third quarter of 2025 compared to the 216,000 tonnes in the second quarter of 2025.
New Zealand
New Zealand produced 123,000 tonnes in the third quarter of 2025 compared to 53,000 tonnes in the second quarter of 2025. Third quarter production increased compared to the second quarter with Motunui II operating for the full period. The plant restarted in early July after the completion of a short-term commercial agreement to redirect contracted natural gas to the New Zealand electricity market. Future production will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support New Zealand’s energy needs. Gas supply availability in New Zealand continues to be challenged and we continue to work with our gas suppliers and the government to sustain our operations in the country.
Egypt
Egypt produced 260,000 tonnes (Methanex interest - 130,000 tonnes) in the third quarter of 2025 compared to 248,000 tonnes (Methanex interest - 124,000 tonnes) in the second quarter of 2025. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports and seasonal demand fluctuations. We are monitoring the gas market closely and may experience some curtailments, particularly in the summer months, depending on gas supply and demand dynamics. The plant returned to full rates at the start of September.
Canada
Medicine Hat produced 140,000 tonnes in the third quarter of 2025 compared to 83,000 tonnes in the second quarter of 2025. After completing a planned turnaround in the second quarter, the Medicine Hat facility has been operating at full rates.
Outlook
We expect our 2025 production, inclusive of our newly acquired assets, to be approximately 8.0 million tonnes (Methanex interest), of which 7.8 million tonnes are methanol and 0.2 million tonnes are ammonia. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

In the fourth quarter of 2025, we expect meaningfully higher Adjusted EBITDA compared to the third quarter, with higher produced sales combined with a slightly lower average realized price. Based on our October and November posted prices we expect that our average realized price range will be approximately $335 to $345 per tonne for these two months.
FINANCIAL RESULTS

For the third quarter of 2025, we reported net loss attributable to Methanex shareholders of $7 million ($0.09 net loss per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the second quarter of 2025 of $64 million ($0.93 net income per common share on a diluted basis) and net income attributable to Methanex shareholders for the third quarter of 2024 of $31 million ($0.35 net income per common share on a diluted basis).

For the third quarter of 2025, we recorded Adjusted EBITDA of $191 million and Adjusted net income of $5 million ($0.06 Adjusted net income per common share). This compares with Adjusted EBITDA of $183 million and Adjusted net income of $66 million ($0.97 Adjusted net income per common share) for the second quarter of 2025 and Adjusted EBITDA of $216 million and Adjusted net income of $82 million ($1.21 Adjusted net income per common share) for the third quarter of 2024.

METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and Natgasoline facility (50% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the mark-to-market impact of gas contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 16 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline.

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Consolidated statements of income:
Revenue	$927	$797	$935	$2,620	$2,771
Cost of sales and operating expenses	(748)	(581)	(794)	(1,910)	(2,275)
New Zealand gas sale net proceeds	11	20	71	39	71
Egypt insurance recovery	—	—	59	—	59
Mark-to-market impact of share-based compensation	13	(7)	(18)	(26)	(20)
Adjusted EBITDA attributable to associates	21	(2)	29	20	85
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(33)	(44)	(66)	(121)	(151)
Adjusted EBITDA	191	183	216	622	540

Mark-to-market impact of share-based compensation	(13)	7	18	26	20
Depreciation and amortization	(111)	(102)	(99)	(319)	(295)
Finance costs	(61)	(51)	(28)	(163)	(83)
Finance income and other expenses	3	8	42	16	49
Income tax expense	(4)	(3)	(11)	(43)	(21)
Asset impairment charge	—	—	(125)	—	(125)
Earnings of associates adjustment [1]	(34)	(3)	(14)	(41)	(41)
Non-controlling interests adjustment [2]	22	25	32	71	75
Net income (loss) attributable to Methanex shareholders	$(7)	$64	$31	$169	$119
Net income	$4	$83	$65	$219	$195
1    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are excluded from Adjusted EBITDA but included in net income attributable to Methanex shareholders.
2    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Adjusted EBITDA

We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 20. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q3 2025 compared with Q2 2025	Q3 2025 compared with Q3 2024	YTD Q3 2025 compared with YTD Q3 2024
Average realized price	$(68)	$(26)	$145
Sales volume	49	1	(73)
Geismar 3 delay costs	—	3	41
New Zealand gas sale proceeds, net of gas and fixed costs during idle period	(2)	(52)	(31)
Ammonia contribution	11	11	11
Total cash costs	$18	$38	$(11)
Increase in Adjusted EBITDA	$8	$(25)	$82
Average realized price

	Three Months Ended			Nine Months Ended
($ per tonne)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Methanex average non-discounted posted price	578	605	519	606	496
Methanex average realized price	345	374	356	373	350

Methanex’s average realized price for the third quarter of 2025 was $345 per tonne compared to $374 per tonne in the second quarter of 2025 and $356 per tonne in the third quarter of 2024, resulting in a decrease of $68 million and $26 million in Adjusted EBITDA, respectively. For the nine months ended September 30, 2025, our average realized price was $373 per tonne compared to $350 per tonne for the same period in 2024, increasing Adjusted EBITDA by $145 million.

Refer to the Supply/Demand Fundamentals section on page 12 of the MD&A for more information.
Sales volume
Methanol sales volume excluding commission sales volume in the third quarter of 2025 was 400,000 tonnes higher than the second quarter of 2025 and 14,000 tonnes higher compared to the third quarter of 2024. The increase in sales volume in the third quarter of 2025 compared to the second quarter of 2025 increased Adjusted EBITDA by $49 million. The increase in sales volume for the third quarter of 2025 compared to the same period in 2024 increased Adjusted EBITDA by $1 million. For the nine months ended September 30, 2025, compared to the same period in 2024, methanol sales volume excluding commission sales volume was 756,000 tonnes lower, decreasing Adjusted EBITDA by $73 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels as well as the available commission sales volume.
Geismar 3 delay costs
With the start-up of Geismar 3 in Q4 2024, all costs are now operating costs and therefore there are no delay costs in 2025.
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

New Zealand gas sale proceeds, net of gas and fixed costs
Since the third quarter of 2024, we have entered into short-term commercial arrangements to provide some natural gas into the New Zealand electricity market to support the country's overall energy balances. Adjusted EBITDA for the third quarter of 2025 includes $11 million of net proceeds less fixed costs, compared to $13 million in the second quarter of 2025, resulting in a decrease in Adjusted EBITDA of $2 million compared to the second quarter of 2025. Adjusted EBITDA for the third quarter of 2025 compared to the third quarter of 2024 and for the nine months ended September 30, 2025 compared to the same period in 2024, decreased by $52 million and $31 million, respectively, due to lower net proceeds from a lower volume of gas sales. The amounts do not include the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred, if any. For additional information, refer to Note 9 of the condensed consolidated interim financial statements.
Ammonia contribution
The changes in ammonia contribution to Adjusted EBITDA for all periods presented are primarily a result of changes in ammonia pricing, the volume of ammonia sold as well as the cost to produce ammonia. For the third quarter of 2025 compared to all periods presented, the contribution is higher due to the OCI Acquisition in late Q2 2025 and the introduction of ammonia production from the Beaumont facility to our business.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts globally.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q3 2025 compared with Q2 2025	Q3 2025 compared with Q3 2024	YTD Q3 2025 compared with YTD Q3 2024
Methanex-produced methanol costs	$—	$(5)	$(41)
Proportion of Methanex-produced methanol sales	5	53	98
Purchased methanol costs	(3)	1	(12)
Logistics costs	1	5	(2)
Egypt insurance recovery	—	(30)	(30)
Other, net	15	14	(24)
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$18	$38	$(11)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region. For approximately one third of our production, we purchase natural gas under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol price to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level.

METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

For the third quarter of 2025 compared to the second quarter of 2025, similar Methanex-produced methanol costs resulted in no change to Adjusted EBITDA. For the third quarter of 2025 compared to the same period in 2024, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $5 million. For the nine months ended September 30, 2025 compared with the same period in 2024, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $41 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the third quarter of 2025 compared to the second quarter of 2025 and compared to the third quarter of 2024 a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $5 million and $53 million, respectively. For the nine months ended September 30, 2025 compared with the same period in 2024, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $98 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume and regional mix of sourcing for purchased methanol. For the third quarter of 2025 compared to the second quarter of 2025, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $3 million. For the third quarter of 2025 compared to the third quarter of 2024, the impact of lower purchased methanol costs increased Adjusted EBITDA by $1 million. For the nine months ended September 30, 2025 compared with the same period in 2024, higher purchased methanol costs decreased Adjusted EBITDA by $12 million.
Logistics costs
Logistics costs include the cost of transportation, storage and handling of product, and can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the third quarter of 2025, compared with the second quarter of 2025, increased Adjusted EBITDA by $1 million and for the third quarter of 2025 compared to the third quarter of 2024, increased Adjusted EBITDA by $5 million. Logistics costs for the nine months ended September 30, 2025 were $2 million higher compared to the same period in 2024. Changes in logistics costs are impacted by the mix of production from various plants and the impact on ocean freight of longer supply routes.

Egypt insurance recovery
We experienced an outage at the Egypt plant from October 2023 to February 2024. The insurance recovery of $30 million (Methanex share) was recognized in the third quarter of 2024 which partially offset repair costs charged to earnings and lost margins incurred in the fourth quarter of 2023 and first quarter of 2024. For additional information, refer to Note 10 of the third quarter 2025 condensed consolidated interim financial statements.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. The impact of other costs increased Adjusted EBITDA by $15 million during the third quarter of 2025 compared to the second quarter of 2025 and increased Adjusted EBITDA by $14 million compared to the third quarter of 2024. The decrease in other costs is primarily driven by lower transaction costs relating to the OCI Acquisition compared to the second quarter of 2025. The lower costs for the third quarter of 2025 compared to the third quarter of 2024 was due to an increase in production, which caused lower unabsorbed costs. For the nine months ended September 30, 2025 compared with the same period in 2024, other costs decreased Adjusted EBITDA by $24 million primarily driven by higher transaction costs relating to the OCI Acquisition.
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Nine Months Ended
($ millions except share price)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Methanex Corporation share price [1]	$39.76	$33.10	$41.34	$39.76	$41.34
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	4	7	4	18	17
Mark-to-market impact [2]	13	(7)	(18)	(26)	(20)
Total share-based compensation expense (recovery), before tax	$17	$—	$(14)	$(8)	$(3)
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $111 million for the third quarter of 2025 compared to $102 million for the second quarter of 2025 and $99 million for the third quarter of 2024. Depreciation and amortization for the nine months ended September 30, 2025 was $319 million compared to $295 million in the same period in 2024. Compared to all periods presented, depreciation and amortization was higher due to higher sales of Methanex-produced product.
Finance Costs

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Finance costs before capitalized interest	$61	$51	$44	$163	$132
Less capitalized interest	—	—	(16)	—	(49)
Finance costs	$61	$51	$28	$163	$83

Finance costs are primarily comprised of interest on borrowings and lease obligations.

Finance costs for the third quarter of 2025 were higher compared to the second quarter of 2025 and the third quarter of 2024 due to additional interest on new debt issued to finance the OCI Acquisition (see Note 3 and 4 of the third quarter 2025 condensed consolidated interim financial statements for more information). Capitalized interest was lower compared to the third quarter of 2024 as the Geismar 3 plant completed its commercial performance tests in the fourth quarter of 2024, whereupon interest ceased to be capitalized.
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Finance income, other income and other expenses	$5	$13	$9	$25	$16
New Zealand gas contract mark-to-market impact	(4)	$2	35	(9)	35
Egypt gas supply contract mark-to-market impact	(1)	$3	(2)	7	(2)
Other contracts mark-to-market impact	3	$(10)	—	(7)	—
Finance income and other expenses	$3	$8	$42	$16	$49
Finance income and other expenses were lower during the third quarter of 2025 compared to the second quarter of 2025 and the third quarter of 2024 primarily due to the mark-to-market impact on the New Zealand gas supply contracts and the impact of changes in foreign exchange rates. Refer to Note 8 of the third quarter 2025 condensed consolidated interim financial statements for more information.
Income Taxes

A summary of our income taxes for the third quarter of 2025 compared to the second quarter of 2025 and the nine months ended September 30, 2025 compared to the same period in 2024 is as follows:

	Three Months Ended September 30, 2025		Three Months Ended June 30, 2025
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$8	$9	$86	$63
Income tax (expense) recovery	(4)	(4)	(3)	3
Net income	$4	$5	$83	$66
Effective tax rate (recovery)	48%	47%	3%	(5)%

	Nine Months Ended September 30, 2025		Nine Months Ended September 30, 2024
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$262	$187	$216	$226
Income tax expense	(43)	(28)	(21)	(58)
Net income	$219	$159	$195	$168
Effective tax rate	16%	15%	10%	26%
1     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
2     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.
We earn the majority of our income in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 22%, New Zealand is 28%, Trinidad is 38%, Chile is 35%, Egypt is 32.5% and Canada is 23.8%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas and Natgasoline entities are accounted for using the equity method, any income taxes related to Atlas and Natgasoline are included in earnings of associates and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 47% for the third quarter of 2025 and negative 5%, reflecting a recovery, for the second quarter of 2025. During the second quarter of 2025 certain outstanding tax disputes were resolved which resulted in a lower tax expense. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.

The following table shows a reconciliation of Adjusted net income before tax and Adjusted income tax to Net income and Income taxes, the most directly comparable measures in the financial statements. For more information, refer to the Additional Information - Non-GAAP Measures section on page 16.

	Three Months Ended		Nine Months Ended
($ millions)	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Net income	$4	$65	$219	$195
Adjusted for:
Income tax expense	4	11	43	21
Losses (earnings) from associates	14	(14)	22	(44)
Share of associates' (losses) income before tax	(16)	22	(26)	63
Net income before tax of non-controlling interests	(12)	(41)	(58)	(80)
Mark-to-market impact of share-based compensation	13	(18)	(26)	(20)
Mark-to-market impact of gas contract revaluations	2	(34)	13	(34)
Asset impairment charge	—	125	—	125
Adjusted net income before tax	$9	$116	$187	$226

Income tax expense	$(4)	$(11)	$(43)	$(21)
Adjusted for:
Inclusion of our share of associates' adjusted tax (expense) recovery	2	(8)	5	(19)
Removal of non-controlling interest's share of tax expense	1	7	7	4
Tax on mark-to-market impact of share-based compensation	(2)	3	7	3
Tax on mark-to-market impact of gas contract revaluations	(1)	10	(4)	10
Tax on asset impairment charge	—	(35)	—	(35)
Adjusted income tax expense	$(4)	$(34)	$(28)	$(58)
SUPPLY/DEMAND FUNDAMENTALS
Demand
Global methanol demand was similar in the third quarter of 2025 compared to the second quarter of 2025, with relatively minor regional or end use variations balancing demand overall. Methanol-to-olefins (MTO) operating rates remained strong with high import levels into China from Iran.

Over the long term, we believe that traditional chemical demand for methanol is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The demand outlook for methanol as a marine fuel continues to grow. Based on current dual-fueled vessels operating, coupled with the order book for new builds and retrofits, we expect there will be over 420 ships capable of running on methanol on the water in the next five years. Actual methanol consumption from marine applications will depend on regulations, relative economics versus other fuels, and other factors. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness, methanol supply availability, particularly from Iran, and plant maintenance schedules.
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Supply
Global methanol operating rates remained strong throughout the quarter leading to ample supply and healthy inventory levels.

We expect limited capacity additions in the next few years. In Iran, projects under development are progressing slowly due to technical and financing challenges related to sanctions. In addition, operating rates at methanol plants are constrained by gas availability due to depleting gas fields. In China, planned capacity additions are expected to have a high degree of downstream integration and will be somewhat offset by the closure of some inefficient older plants. New capacity built in China is expected to be consumed domestically as China requires methanol imports to meet growing demand.
Methanol Price
Our average realized price in the third quarter of 2025 was $345 per tonne compared to $374 per tonne in the second quarter of 2025.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Nov 2025	Oct 2025	Sep 2025	Aug 2025	Jul 2025
North America	802	802	778	778	795
Europe [2]	626	626	621	621	621
Asia Pacific	360	360	360	370	390
China	340	340	340	350	370
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €535 for Q4 2025 (Q3 2025 – €530) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES
We operate in a highly competitive commodity industry and are committed to maintaining a strong balance sheet and financial flexibility. At September 30, 2025, our cash balance was $413 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We continuously evaluate the liquidity requirements needed to achieve our strategic objectives, including our capital expenditures.

The Company monitors Adjusted Debt as part of its near-term capital allocation priority to direct excess cash to de-lever the balance sheet. Adjusted debt excludes the non-controlling interest share that is consolidated in the balance sheet at 100% and includes the equity share of associates which are presented net within investment in associates in the balance sheet. The following table shows a reconciliation of debt and lease obligations per the financial statements to Adjusted Debt. For more information, refer to the Additional Information - Non-GAAP Measures section on page 16.

As at	Sep 30 2025	June 30, 2025	Dec 31 2024
Long-term debt (current and non-current)	$2,830	$2,956	$2,415
Lease obligations (current and non-current)	785	803	818
Total debt and lease obligations per Financial Statements	$3,615	$3,759	$3,233
Adjusted for:
Removal of non-controlling interest's share of debt	(92)	(94)	(99)
Removal of non-controlling interest's share of leases	(226)	(233)	(250)
Inclusion of share of associate's debt	420	425	—
Inclusion of share of associate's leases	99	83	1
Total debt and lease obligations attributable to Methanex shareholders	$3,816	$3,940	$2,885

METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

The Company has access to a $600 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. Our facilities have been structured to allow the flexible repayment of the term loan to support our near-term capital allocation priority to de-lever.

A summary of our sources and uses of cash for the three and nine months ended September 30, 2025, compared to the same periods in 2024, is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2025	Sep 30 2024	Variance	Sep 30 2025	Sep 30 2024	Variance
Cash provided by operating activities	$184	$210	$(26)	$776	$456	$320
Cash provided by (used in) financing activities	(241)	(86)	(155)	101	(300)	401
Cash used in investing activities	(15)	(39)	24	(1,356)	(103)	(1,253)
Increase (decrease) in cash and cash equivalents	$(72)	$85	$(157)	$(479)	$53	$(532)

Cash flows from operating activities in the third quarter of 2025 were $184 million compared to $210 million for the third quarter of 2024. Cash flows from operating activities were lower in the third quarter of 2025 compared to the third quarter of 2024 primarily due to lower earnings compared to the third quarter of 2024 when non-recurring gas sales and insurance recoveries were recognized, partially offset by a significant increase in produced sales volumes.

Cash outflows for financing activities in the third quarter of 2025 were $241 million compared to an outflow of $86 million in the third quarter of 2024. Cash outflows for financing activities in the third quarter of 2025 were primarily driven by the Company's $125 million repayment on its Term Loan A facility. The remaining cash flows used in financing activities primarily relates to normal-course debt interest and lease payments.

In the third quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $14.3 million.

Cash used in investing activities in the third quarter of 2025 were $15 million compared to $39 million used in the third quarter of 2024. Investing activities are primarily made up of capital expenditures related to maintenance and major projects.
Capital Projects
Our planned operational capital expenditure directed towards maintenance, turnarounds, and catalyst changes is currently estimated to be approximately $20 million for the remainder of 2025.
CONTROLS AND PROCEDURES
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the design and effectiveness of our internal control over financial reporting, as of September 30, 2025, based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was appropriately designed as of that date. In making this evaluation, management limited the scope of its evaluation to exclude the business acquired as a result of the OCI Acquisition on June 27, 2025 (refer to Limitations of Controls and Procedures - Limitation on scope of design, below).
Changes in Internal Control Over Financial Reporting
During the third quarter of 2025, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are in the process of integrating the acquired methanol business into our system of internal control over financial reporting.
Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and NI 52-109, are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As of September 30, 2025, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of that date.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Limitation on Scope of Design
The Company acquired OCI's global methanol business on June 27, 2025. The financial information for this acquisition is included in Note 11 of the third quarter 2025 condensed consolidated interim financial statements. The CSA’s National Instrument 52-109 and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ended December 31, 2025.
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted net income before income tax, Adjusted income tax expense, Adjusted effective tax rate, and Adjusted Debt. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Natgasoline Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. For our Atlas Facility and Waterfront Shipping, we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. For the Natgasoline Facility, we have joint control of the facility and offtake our share of production to be marketed in our global supply chain and therefore the facility is heavily integrated into our business. We therefore view that these measures, at our share of our facilities, are a better measure of our underlying performance. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income and revenue reported in accordance with IFRS.

Adjusted EBITDA
Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses, income taxes and asset impairment charge. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and 50% share of the Natgasoline facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Net income (loss) attributable to Methanex shareholders	$(7)	$64	$31	$169	$119
Mark-to-market impact of share-based compensation	13	(7)	(18)	(26)	(20)
Depreciation and amortization	111	102	99	319	295
Finance costs	61	51	28	163	83
Finance income and other expenses	(3)	(8)	(42)	(16)	(49)
Income tax expense	4	3	11	43	21
Asset impairment charge	—	—	125	—	125
Earnings of associates adjustment [1]	34	3	14	41	41
Non-controlling interests adjustment [2]	(22)	(25)	(32)	(71)	(75)
Adjusted EBITDA	$191	$183	$216	$622	$540
1    This adjustment represents the add-back of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are included in net income attributable to Methanex shareholders but excluded from Adjusted EBITDA.
2    This adjustment represents the deduction of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been added back above but is excluded from Adjusted EBITDA.

Adjusted Net Income and Adjusted Net Income per Common Share
Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the mark-to-market impact of the gas and other contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2025	Jun 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Net income (loss) attributable to Methanex shareholders	$(7)	$64	$31	$169	$119
Mark-to-market impact of share-based compensation, net of tax	11	(4)	(15)	(19)	(17)
Mark-to-market impact of gas contract revaluations, net of tax	1	6	(24)	9	(24)
Asset impairment charge, net of tax	—	—	90	—	90
Adjusted net income	$5	$66	$82	$159	$168
Diluted weighted average shares outstanding (millions)	77	68	68	71	68
Adjusted net income per common share	$0.06	$0.97	$1.21	$2.23	$2.48
Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above. The exclusion of certain items associated with specific identified events is due to these amounts not being seen as indicative of operational performance. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt and New Zealand gas contract revaluations is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement.

METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

Adjusted Debt
Adjusted debt is a non-GAAP measure because it excludes long-term debt and lease obligations attributable to the non-controlling shareholders' interests in entities we control but do not fully own and includes an amount representing our 63.1% share of the Atlas facility and 50% share of the Natgasoline facility. The following table shows a reconciliation from total debt and lease obligations (current and non-current) to Adjusted debt:

As at	Sep 30 2025	June 30, 2025	Dec 31 2024
Long-term debt (current and non-current)	$2,830	$2,956	$2,415
Lease obligations (current and non-current)	785	803	818
Total debt and lease obligations per Financial Statements	$3,615	$3,759	$3,233
Adjusted for:
Removal of non-controlling interest's share of debt	(92)	(94)	(99)
Removal of non-controlling interest's share of leases	(226)	(233)	(250)
Inclusion of share of associate's debt	420	425	—
Inclusion of share of associate's leases	99	83	1
Total debt and lease obligations attributable to Methanex shareholders	$3,816	$3,940	$2,885

Management uses this measure to analyze progress against leveraging targets after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above.
QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Sep 30 2025	Jun 30 2025	Mar 31 2025	Dec 31 2024
Revenue	$927	$797	$896	$949
Net income attributable to Methanex shareholders	(7)	64	111	45
Basic net income per common share	(0.09)	0.95	1.65	0.67
Diluted net income per common share	(0.09)	0.93	1.44	0.67
Adjusted EBITDA	191	183	248	224
Adjusted net income	5	66	88	84
Adjusted net income per common share	0.06	0.97	1.30	1.24

	Three Months Ended
($ millions except per share amounts)	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023
Revenue	$935	$920	$916	$922
Net income attributable to Methanex shareholders	31	35	53	33
Basic net income per common share	0.46	0.52	0.78	0.50
Diluted net income per common share	0.35	0.52	0.77	0.50
Adjusted EBITDA	216	164	160	148
Adjusted net income	82	42	44	35
Adjusted net income per common share	1.21	0.62	0.65	0.52
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

Methanex Corporation
Quarterly History (unaudited)

	2025	Q3	Q2	Q1	2024	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	5,122	1,891	1,528	1,703	6,094	1,455	1,378	1,580	1,681
Purchased methanol	1,321	488	451	382	3,471	911	987	766	807
Commission sales [1]	383	97	154	132	904	198	258	266	182
	6,826	2,476	2,133	2,217	10,469	2,564	2,623	2,612	2,670
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	336	123	53	160	670	143	72	178	277
USA (Geismar)	2,377	931	829	617	2,529	839	605	514	571
Trinidad (63.1% interest)	556	203	216	137	956	205	262	231	258
Egypt (50% interest)	390	130	124	136	460	155	93	129	83
Canada (Medicine Hat)	363	140	83	140	563	139	142	141	141
Chile	948	224	295	429	1,180	387	173	229	391
Beaumont	250	239	11	—	—	—	—	—	—
Natgasoline (50% interest)	232	222	10	—	—	—	—	—	—
	5,452	2,212	1,621	1,619	6,358	1,868	1,347	1,422	1,721
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	373	345	374	404	355	370	356	352	343
($/gallon)	1.12	1.04	1.12	1.21	1.07	1.11	1.07	1.06	1.03

ADJUSTED EBITDA	622	191	183	248	764	224	216	164	160

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	2.38	(0.09)	0.95	1.65	2.43	0.67	0.46	0.52	0.78
Diluted net income (loss)	2.21	(0.09)	0.93	1.44	2.39	0.67	0.35	0.52	0.77
Adjusted net income	2.23	0.06	0.97	1.30	3.72	1.24	1.21	0.62	0.65
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue divided by the total sales volume.

METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

HOW WE ANALYZE OUR BUSINESS

We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 16 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume.
CASH COSTS	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.
SALES VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. We own 50% of the Natgasoline methanol facility. A contractual agreement between us and our partners establishes joint control over Natgasoline. As a result, we account for this investment using the equity method of accounting, which results in 50% of the net assets and net earnings of Natgasoline being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt include an amount representing our 63.1% equity share in Atlas and our 50% equity share in Natgasoline. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 20

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2025 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Third Quarter 2025 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:
•the expected benefits of the OCI Acquisition, including benefits related to expected synergies and commodity diversification,
•anticipated synergies and Methanex's ability to achieve such synergies following closing of the OCI Acquisition,
•expected demand for methanol, including demand for methanol for energy uses, and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for startup of the same,
•expected increase in methanol production of assets to be acquired as part of the OCI Acquisition,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of and production at our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•expected cash flows, cash balances, earnings capability, debt levels, debt reduction and deleveraging plans, and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and gross domestic product growth,
•potential impact of tariffs on global economic activity and Methanex,
•expected outcomes of litigation or other disputes, claims and assessments, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•Methanex's ability to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•the supply of, demand for and price of ammonia,
METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 21

•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of and production at our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•our ability to sustain the designed operating rates of the Geismar 3 plant,
•global and regional economic activity (including industrial production levels) and gross domestic product growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:
•unforeseen difficulties in integrating the business operations or assets purchased pursuant to the OCI Acquisition into our business and operations,
•failure to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•unexpected costs or liabilities associated with the OCI Acquisition,
•increased litigation or negative public perception as a result of the OCI Acquisition,
•increased indebtedness of Methanex,
•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,

•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions, and
•other risks described in our 2024 Annual Management’s Discussion and Analysis and this Third Quarter 2025 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2025 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 22

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Revenue	$927,435	$934,801	$2,620,414	$2,770,869
Cost of sales and operating expenses	(748,096)	(794,296)	(1,909,611)	(2,275,181)
Depreciation and amortization	(110,871)	(99,275)	(319,206)	(295,136)
New Zealand gas sale net proceeds (note 9)	11,420	71,395	39,117	71,395
Egypt insurance recovery (note 10)	—	59,065	—	59,065
Asset impairment charge (note 2)	—	(124,788)	—	(124,788)
Operating income	79,888	46,902	430,714	206,224
Earnings (losses) of associates	(14,281)	14,122	(22,176)	44,062
Finance costs (note 3)	(60,879)	(27,824)	(162,792)	(83,184)
Finance income and other expenses (note 8)	3,257	42,235	15,803	48,922
Income before income taxes	7,985	75,435	261,549	216,024
Income tax (expense) recovery:
Current	(15,060)	(28,399)	(9,265)	(51,342)
Deferred	11,266	17,868	(33,269)	30,258
	(3,794)	(10,531)	(42,534)	(21,084)
Net income (loss)	$4,191	$64,904	$219,015	$194,940
Attributable to:
Methanex Corporation shareholders	$(7,072)	$31,074	$168,633	$118,912
Non-controlling interests	11,263	33,830	50,382	76,028
	$4,191	$64,904	$219,015	$194,940

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$(0.09)	$0.46	$2.38	$1.77
Diluted net income (loss) per common share (note 5)	$(0.09)	$0.35	$2.21	$1.62

Weighted average number of common shares outstanding (note 5)	77,339,520	67,387,492	70,904,968	67,387,492
Diluted weighted average number of common shares outstanding (note 5)	77,339,520	67,505,651	70,982,111	67,561,920

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Net income	$4,191	$64,904	$219,015	$194,940
Other comprehensive income (loss):
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 8)	(45,133)	(53,863)	1,521	(84,269)
Realized losses on foreign exchange hedges reclassified to revenue	1,994	1,512	12,883	19
Amounts reclassified on discontinuation of hedging relationship (note 8)	—	—	(658)	11,702
Changes in cash flow hedges on equity-accounted investees	(628)	—	(628)	—
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans	—	—	(1,150)	—
Taxes on above items	9,030	5,579	(1,693)	(513)
	(34,737)	(46,772)	10,275	(73,061)
Comprehensive income (loss)	$(30,546)	$18,132	$229,290	$121,879
Attributable to:
Methanex Corporation shareholders	$(41,809)	$(15,698)	$178,908	$45,851
Non-controlling interests	11,263	33,830	50,382	76,028
	$(30,546)	$18,132	$229,290	$121,879

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2025 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Sep 30 2025	Dec 31 2024
ASSETS
Current assets:
Cash and cash equivalents	$413,375	$891,910
Trade and other receivables	441,993	473,336
Inventories	549,566	453,463
Prepaid expenses	64,514	61,290
Other assets	38,640	30,820
	1,508,088	1,910,819
Non-current assets:
Property, plant and equipment (note 2)	5,348,746	4,197,509
Investment in associates	472,884	101,438
Deferred income tax assets	23,874	204,091
Other assets (note 8)	174,140	183,269
	6,019,644	4,686,307
	$7,527,732	$6,597,126
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$540,224	$546,305
Current maturities on long-term debt (note 4)	41,178	13,727
Current maturities on lease obligations	117,563	122,744
Current maturities on other long-term liabilities	23,558	46,840
	722,523	729,616
Non-current liabilities:
Long-term debt (note 4)	2,788,904	2,401,208
Lease obligations	667,127	695,461
Other long-term liabilities	150,515	150,462
Deferred income tax liabilities	327,677	239,113
	3,934,223	3,486,244
Equity:
Capital stock	731,699	392,201
Contributed surplus	2,082	1,950
Retained earnings	1,757,402	1,629,386
Accumulated other comprehensive income	78,973	70,022
Shareholders' equity	2,570,156	2,093,559
Non-controlling interests	300,830	287,707
Total equity	2,870,986	2,381,266
	$7,527,732	$6,597,126

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017
Net income	—	—	—	118,912	—	118,912	76,028	194,940
Other comprehensive loss	—	—	—	—	(73,061)	(73,061)	—	(73,061)
Compensation expense recorded for stock options	—	—	119	—	—	119	—	119
Dividend payments to Methanex Corporation shareholders	—	—	—	(37,401)	—	(37,401)	—	(37,401)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(14,199)	(14,199)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	62,584	62,584	—	62,584
Balance, September 30, 2024	67,387,492	$391,924	$1,957	$1,595,775	$12,424	$2,002,080	$303,919	$2,305,999
Net income	—	—	—	45,074	—	45,074	10,231	55,305
Other comprehensive income (loss)	—	—	—	1,003	44,202	45,205	—	45,205
Compensation expense recorded for stock options	—	—	43	—	—	43	—	43
Issue of shares on exercise of stock options	7,720	227	—	—	—	227	—	227
Reclassification of grant date fair value on exercise of stock options	—	50	(50)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(12,466)	—	(12,466)	—	(12,466)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(26,443)	(26,443)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	13,396	13,396	—	13,396
Balance, December 31, 2024	67,395,212	$392,201	$1,950	$1,629,386	$70,022	$2,093,559	$287,707	$2,381,266
Net income	—	—	—	168,633	—	168,633	50,382	219,015
Other comprehensive income (loss)	—	—	—	(1,373)	11,648	10,275	—	10,275
Compensation expense recorded for stock options	—	—	132	—	—	132	—	132
Issue of shares on acquisition	9,944,308	339,498	—	—	—	339,498	—	339,498
Dividend payments to Methanex Corporation shareholders	—	—	—	(39,244)	—	(39,244)	—	(39,244)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(37,259)	(37,259)
Realized hedge gain recognized in cash flow hedges	—	—	—	—	(2,697)	(2,697)	—	(2,697)
Balance, September 30, 2025	77,339,520	$731,699	$2,082	$1,757,402	$78,973	$2,570,156	$300,830	$2,870,986

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$4,191	$64,904	$219,015	$194,940
Add (deduct) losses (earnings) of associates	14,281	(14,122)	22,176	(44,062)
Add dividends received from associates	—	6,310	—	32,181
Add (deduct) non-cash items:
Depreciation and amortization	110,871	99,275	319,206	295,136
Income tax expense	3,794	10,531	42,534	21,084
Share-based compensation expense (recovery)	16,603	(13,783)	(7,098)	(2,528)
Finance costs	60,879	27,824	162,792	83,184
Mark-to-market impact of Level 3 derivatives	3,653	(32,953)	3,945	(33,143)
Asset impairment charge	—	124,788	—	124,788
Other	(9,585)	(2,293)	(3,690)	(9,758)
Interest received	4,037	4,432	19,769	10,603
Income taxes paid	(5,243)	(4,866)	(60,505)	(35,379)
Other cash payments and receipts, including share-based compensation	(100)	(2,695)	(32,584)	(25,006)
Cash flows from operating activities before undernoted	203,381	267,352	685,560	612,040
Changes in non-cash working capital (note 7)	(19,189)	(57,455)	90,688	(155,778)
	184,192	209,897	776,248	456,262

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(14,308)	(12,468)	(39,244)	(37,401)
Interest paid	(55,210)	(17,863)	(129,406)	(101,406)
(Repayment) of net draw on Term Loan A	(125,000)	—	420,965	—
Repayment of long-term debt and financing fees (note 4)	(3,478)	(8,202)	(12,225)	(15,966)
Repayment of lease obligations	(33,219)	(35,714)	(99,347)	(106,416)
Distributions to non-controlling interests	(4,253)	(4,252)	(37,259)	(14,199)
Changes in non-cash working capital related to financing activities (note 7)	(5,485)	(7,391)	(2,380)	(24,520)
	(240,953)	(85,890)	101,104	(299,908)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(6,858)	(29,008)	(84,830)	(64,481)
Geismar plant under construction	—	(17,374)	—	(64,965)
Loan repayment from associate	—	6,648	—	36,937
Acquisition of OCI Methanol Business, net of cash acquired (note 11)	—	—	(1,263,706)	—
Changes in non-cash working capital related to investing activities (note 7)	(8,382)	705	(7,351)	(10,756)
	(15,240)	(39,029)	(1,355,887)	(103,265)
Increase (decrease) in cash and cash equivalents	(72,001)	84,978	(478,535)	53,089
Cash and cash equivalents, beginning of period	485,376	426,126	891,910	458,015
Cash and cash equivalents, end of period	$413,375	$511,104	$413,375	$511,104

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation and material accounting policies:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist primarily of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to customers in Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the material accounting policy added below and except for the adoption of an amendment effective January 1, 2025 to IAS 21, The Effects of Changes in Foreign Exchange Rates regarding the lack of exchangeability. The amendment to IAS 21 did not have a material impact on the Company's consolidated financial statements.
These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 29, 2025.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024.

Material accounting policies

(a) Business combinations
A business combination is a transaction whereby the Company acquires and obtains control of a set of activities and assets that constitutes a business. A business is an integrated set of activities and assets that consist of inputs and processes, including a substantive process, that when applied to those inputs, have the ability to create outputs that generate income.

The Company accounts for business combinations using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values on the acquisition date. The acquisition date is the date on which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires control of the assets and assumes the liabilities of the acquiree. The consideration transferred is measured at fair value and allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

(b) Operating segments
The Company has two operating segments consisting of methanol and ammonia. Both segments manufacture or procure commodity chemicals to sell and distribute to global end customers. Results of each operating segment are regularly reviewed by the Executive Leadership Team, who are the Chief Operating Decision Maker.

The two operating segments have been aggregated into one reportable segment under IFRS 8 due to similar economic characteristics driven by product similarities, shared production inputs and manufacturing facilities, similar customers, end uses, and distribution methods.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

2.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at September 30, 2025	$4,690,955	$657,791	$5,348,746
Net book value at December 31, 2024	$3,501,683	$695,826	$4,197,509

a)Owned assets:

	Buildings, Plant Installations & Machinery	Ocean Going Vessels	Other	Total
Cost at September 30, 2025	$7,591,823	$242,624	$144,276	$7,978,723
Accumulated depreciation at September 30, 2025	3,107,593	82,363	97,812	3,287,768
Net book value at September 30, 2025	$4,484,230	$160,261	$46,464	$4,690,955
Cost at December 31, 2024	$6,357,420	$242,459	$129,920	$6,729,799
Accumulated depreciation at December 31, 2024	3,059,060	73,219	95,837	3,228,116
Net book value at December 31, 2024	$3,298,360	$169,240	$34,083	$3,501,683

b)Right-of-use assets:

	Ocean Going Vessels	Terminals, Tanks and Rail	Other	Total
Cost at September 30, 2025	$883,230	$399,960	$68,375	$1,351,565
Accumulated depreciation at September 30, 2025	407,719	247,412	38,643	693,774
Net book value at September 30, 2025	$475,511	$152,548	$29,732	$657,791
Cost at December 31, 2024	$935,169	$366,549	$58,362	$1,360,080
Accumulated depreciation at December 31, 2024	406,407	222,571	35,276	664,254
Net book value at December 31, 2024	$528,762	$143,978	$23,086	$695,826

In the third quarter of 2024, the Company identified an impairment trigger as a result of the decision to restructure its New Zealand operations to a single plant operation. The restructuring and shift to a one plant operation in response to a forecasted decline in New Zealand’s gas profile resulted in the Company recording a non-cash before-tax asset impairment charge of $125 million ($90 million after-tax) for the New Zealand cash generating unit ("New Zealand CGU") in property, plant and equipment to write down the carrying value of the New Zealand CGU.

3. Finance costs:

	Three Months Ended		Nine Months Ended
	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Finance costs	$60,879	$44,308	$162,792	$131,902
Less capitalized interest related to Geismar plant under construction	—	(16,484)	—	(48,718)
	$60,879	$27,824	$162,792	$83,184

Finance costs are primarily comprised of interest on the unsecured notes, Term Loan A, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use. The Geismar 3 plant commenced production at full operating rates during the fourth quarter of 2024, and accordingly, we ceased capitalizing interest costs related to Geismar 3 from the date that the facility commenced commercial operations.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

4.    Long-term debt:

As at	Sep 30 2025	Dec 31 2024
Unsecured notes
$700 million at 5.125% due October 15, 2027	$697,095	$696,104
$700 million at 5.25% due December 15, 2029	696,842	696,395
$600 million at 6.25% due March 15, 2032	586,504	585,562
$300 million at 5.65% due December 1, 2044	295,907	295,820
	2,276,348	2,273,881
Term Loan A at SOFR plus applicable margin	422,606	—
Other limited recourse debt facilities
5.58% due through June 30, 2031	44,956	49,450
5.35% due through September 30, 2033	55,065	59,138
5.21% due through September 15, 2036	31,107	32,466
Total long-term debt [1]	2,830,082	2,414,935
Less current maturities [1]	(41,178)	(13,727)
	$2,788,904	$2,401,208
1    Long-term debt and current maturities are presented net of deferred financing fees.
At September 30, 2025, the Company has access to a $600 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions.

During the three months ended September 30, 2025, the Company made repayments of $125 million on its Term Loan A facility.

The facilities, comprising the existing revolving credit facility and Term Loan A, were entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum interest coverage ratio of EBITDA to net interest expense greater than or equal to 2:1 calculated on a four-quarter trailing basis and a funded debt to total capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries, and
c)if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries.

The facilities are partially secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

The covenants governing the Company’s and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity, the Atlas joint venture entity, and the Natgasoline joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indentures also contain customary default provisions.

Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at September 30, 2025, management believes the Company was in compliance with all covenants related to long-term debt obligations.

Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
5.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the nine months ended September 30, 2025, and three and nine months ended September 30, 2024 and an adjustment was required for the numerator. For the three months ended September 30, 2025, the cash-settled method was more dilutive, and no adjustment was required for the numerator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the nine months ended September 30, 2025 and three and nine months ended September 30, 2024, stock options were dilutive, resulting in an adjustment to the denominator. For the three months ended September 30, 2025, stock options were dilutive, however, as there was a net loss attributable to Methanex shareholders, no adjustment was made to the denominator. For the nine months ended September 30, 2025, and the three and nine months ended September 30, 2024, TSARs were dilutive, resulting in an adjustment to the denominator. For the three months ended September 30, 2025, TSARs were not dilutive, resulting in no adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Numerator for basic net income (loss) per common share	$(7,072)	$31,074	$168,633	$118,912
Adjustment for the effect of TSARs:
Cash-settled (recovery) expense included in net income	—	(6,540)	(7,877)	(5,694)
Equity-settled expense	—	(858)	(3,737)	(3,516)
Numerator for diluted net income (loss) per common share	$(7,072)	$23,676	$157,019	$109,702

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Denominator for basic net income per common share	77,339,520	67,387,492	70,904,968	67,387,492
Effect of dilutive stock options	—	4,332	1,689	6,557
Effect of dilutive TSARs	—	113,827	75,454	167,871
Denominator for diluted net income per common share	77,339,520	67,505,651	70,982,111	67,561,920
6.    Share-based compensation:

a)     Share appreciation rights ("SARs") and TSARs:

(i)Outstanding units:

Information regarding units outstanding at September 30, 2025 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2024	366,274	$45.77	1,820,098	$45.21
Granted	75,900	41.37	273,650	40.71
Exercised	—	—	(7,440)	29.27
Expired	(87,800)	54.65	(272,400)	54.65
Outstanding at June 30, 2025	354,374	$42.63	1,813,908	$43.17
Expired	—	—	(12,500)	73.65
Outstanding at September 30, 2025	354,374	$42.63	1,801,408	$42.96

	Units Outstanding at September 30, 2025			Units Exercisable at September 30, 2025
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $38.79	1.79	90,318	$32.73	90,318	$32.73
$41.37 to $50.49	5.31	237,796	44.74	89,344	47.54
$57.60	0.43	26,260	57.60	26,260	57.60
	4.05	354,374	$42.63	205,922	$42.32
TSARs:
$29.27 to $38.79	1.99	617,015	$33.29	598,765	$33.35
$41.37 to $50.49	4.99	921,883	45.27	444,941	47.87
$57.60	0.43	262,510	57.60	262,510	57.60
	3.30	1,801,408	$42.96	1,306,216	$43.17

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2025 was $18.2 million compared to the recorded liability of $15.6 million. The difference between the fair value and the recorded liability of $2.6 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years. The weighted average fair value was estimated at September 30, 2025 using the Black-Scholes option pricing model.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

For the three months and nine months ended September 30, 2025, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expense of $5.9 million (2024 - a recovery of $7.7 million) and a recovery of $9.3 million (2024 - a recovery of $5.4 million), respectively. This included an expense of $5.3 million (2024 - a recovery of $8.7 million) and a recovery of $14.0 million (2024 - a recovery of $10.2 million), related to the effect of the change in the Company’s share price for the three and nine months ended September 30, 2025 and 2024, respectively.

b)Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at September 30, 2025 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2024	154,794	315,355	601,502
Granted	23,869	137,408	233,579
Performance factors impact on redemption [1]	—	—	79,240
Granted in-lieu of dividends	1,919	3,625	6,521
Redeemed	—	(99,210)	(272,512)
Cancelled	—	(6,822)	(6,677)
Outstanding at June 30, 2025	180,582	350,356	641,653
Granted	1,429	—	—
Granted in-lieu of dividends	844	1,650	3,005
Redeemed	—	(801)	(801)
Cancelled	—	(5,859)	(9,167)
Outstanding at September 30, 2025	182,855	345,346	634,690
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2025.
Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2025 was $44.5 million compared to the recorded liability of $33.2 million. The difference between the fair value and the recorded liability of $11.3 million will be recognized over the weighted average remaining vesting period of approximately 1.8 years.
For the three and nine months ended September 30, 2025, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $10.7 million (2024 - a recovery of $5.9 million) and an expense of $2.0 million (2024 - an expense of $2.8 million), respectively. This included an expense of $7.8 million (2024 - a recovery of $9.1 million) and a recovery of $11.6 million (2024 - a recovery of $9.8 million), related to the effect of the change in the Company’s share price for the three and nine months ended September 30, 2025 and 2024 respectively.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

7.Changes in non-cash working capital:
The impact on cash of changes in non-cash working capital for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Changes in non-cash working capital:
Trade and other receivables	$42,312	$(116,932)	$31,343	$(148,466)
Inventories	(32,179)	49,494	(96,103)	17,920
Prepaid expenses	(23,844)	(15,431)	(3,224)	(2,170)
Trade, other payables and accrued liabilities	(22,513)	76,073	(6,081)	(1,089)
	(36,224)	(6,796)	(74,065)	(133,805)
Adjustments for items not having a cash effect, working capital changes relating to taxes and interest paid, and amounts acquired	3,168	(57,345)	155,022	(57,249)
Changes in non-cash working capital having a cash effect	$(33,056)	$(64,141)	$80,957	$(191,054)

These changes relate to the following activities:
Operating	$(19,189)	$(57,455)	$90,688	$(155,778)
Financing	(5,485)	(7,391)	(2,380)	(24,520)
Investing	(8,382)	705	(7,351)	(10,756)
Changes in non-cash working capital	$(33,056)	$(64,141)	$80,957	$(191,054)

8.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income, reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
    North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 12

The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Beaumont. Natural gas is fungible across the Geismar and Beaumont plants. Other costs incurred to transport natural gas from the contracted delivery point to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Sep 30 2025	Dec 31 2024
Maturities	2025 - 2034	2025 - 2032
Notional quantity [1]	327,150	310,520
Notional quantity per day, annualized [1]	40 - 220	50 - 210
Notional amount	$1,110,477	$1,048,973
Net fair value	$95,802	$89,632
1    In thousands of Million British Thermal Units (MMBtu)
Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Sep 30 2025	Dec 31 2024
Other current assets	$30,079	$25,760
Other non-current assets	97,603	100,683
Other current liabilities	(7,809)	(14,708)
Other long-term liabilities	(24,071)	(22,103)
Net fair value	$95,802	$89,632
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at September 30, 2025, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of $23.9 million euros (December 31, 2024 - $29.7 million euros). The euro contracts had a positive fair value of $0.2 million included in Other current assets (December 31, 2024 - positive fair value of $2.0 million included in Other current assets).
Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Change in fair value of cash flow hedges	$(43,725)	$61,842	$(93,351)	$(34,077)
Forward element excluded from hedging relationships	(1,408)	(115,705)	94,872	(50,192)
	$(45,133)	$(53,863)	$1,521	$(84,269)
Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 13

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$127,682	$139,798	$30,716	$67,708	$28,335	$13,039
Natural gas forward contracts liabilities	(31,880)	(41,127)	(7,881)	(3,495)	(3,109)	(26,642)
Euro forward exchange contracts	200	200	200	—	—	—
	$96,002	$98,871	$23,035	$64,213	$25,226	$(13,603)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	September 30, 2025		December 31, 2024
As at	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,850,157	$2,819,673	$2,437,286	$2,348,705

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The carrying value of Term Loan A approximates fair value. The fair value of the Company’s long term debt will fluctuate until maturity.
Fair value - Level 3 instrument - Egyptian natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company, a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of an amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At September 30, 2025 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $20.6 million recorded in Other non-current assets (December 31, 2024 - $14.3 million). Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+/-6 million
Methanol price forecast	Regional pricing relevant to term of contract	+/- $25 per MT	$-6/+7 million
Discount rate	7.14%	+/- 1%	$-/+1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 14

9.New Zealand gas sale net proceeds:
Since the third quarter of 2024, the Company has entered into short-term commercial arrangements to provide the natural gas available to the Company into the New Zealand electricity market. As a result, the Company has recognized $11.4 million of net proceeds in the three months ended September 30, 2025 and $39.1 million of net proceeds in the nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - $71.4 million) relating to gas provided. The net proceeds do not consider deductions for fixed costs and the impact of lost margin on the sale of methanol that was not produced in the period and any additional supply chain costs incurred.
10.Egypt insurance recovery:
We experienced an outage at the Egypt plant from October 2023 to February 2024. For the three and nine months ended September 30, 2024, $59 million ($30 million - attributable to Methanex) was recorded in insurance recovery which had partially offset repair costs charged to earnings and lost margins incurred in the fourth quarter of 2023 and first quarter of 2024.
11.Agreement to acquire OCI Global's methanol business:
On June 27, 2025 we closed on the OCI Acquisition. The acquired business includes an interest in i) two methanol facilities in Beaumont, Texas which have access to a stable and economic supply of natural gas feedstock and one of which also produces ammonia, ii) a low-carbon methanol production and marketing business, and iii) a currently idled methanol facility in the Netherlands.
Total consideration is comprised of cash of $1.18 billion as per the purchase agreement and equity consideration of 9.9 million common shares, valued at $0.34 billion or $34.14 per share. The initial adjustments for debt and working capital have been updated to $0.01 billion and $0.09 billion, respectively. These are still preliminary and subject to final agreement as part of the normal course acquisition process. Total consideration is based on the fair value of the business at the acquisition date and is subject to customary closing adjustments. The Company funded the cash consideration through a combination of cash on hand and financing arrangements established in 2024 to support the acquisition. These arrangements included the issuance of $600 million in senior unsecured notes and a term loan on which $550 million was initially drawn. This purchase has been accounted for as a business combination using the acquisition method of accounting. No contingent consideration arrangements were part of the transaction.
The following table summarizes the fair value of identified assets and liabilities assumed at the date of acquisition. The provisional allocation of consideration is based on management's estimates, judgments and assumptions. These estimates, judgments and assumptions are subject to change and may be refined based on final customary closing adjustments, and as such, all values below are preliminary. The purchase price allocation adjustments can be made through to the end of the Company’s measurement period, which is not to exceed one year from the acquisition date.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 15

($ millions except per share amounts)	Jun 27 2025
Cash and cash equivalents	$31,093
Trade and other receivables	138,087
Inventories	94,353
Prepaid expenses	2,161
Other assets	6,584
Deferred income tax assets	3,090
Property, plant, and equipment	1,334,637
Investment in associates	393,936
Total Assets	2,003,941
Trade, other payables, and accrued liabilities	(118,980)
Lease obligations	(16,587)
Deferred income tax liabilities	(237,457)
Other long-term liabilities	(10,800)
Total Liabilities	(383,824)
Net assets acquired	$1,620,117
It is impracticable to disclose the amount of revenue and profit that the acquired business has contributed to the Company’s consolidated results since acquisition because methanol is a fungible product and the acquired business is integrated into our global operations.
Acquisition costs of $30 million were incurred in connection with the acquisition in the current year. These costs have been expensed as incurred with $24 million recorded within cost of sales and operating expenses and $6 million recorded in other expenses in the consolidated statement of income.
Proforma disclosures
Pro forma amounts reflect the results of Methanex and the acquired OCI business as if the acquisition had occurred on January 1, 2025.

Nine months ended September 30, 2025 (millions)	Pro forma
Revenue	$3,089,034
Net Income	245,972
The pro forma financial information above is presented for illustrative purposes only and is based on unaudited financial information. It not intended to represent what the actual results of operations would have been had the acquisition occurred on January 1, 2025, nor is it necessarily indicative of future results of operations.

METHANEX CORPORATION 2025 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 16

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 29, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary